Exhibit 99.5

PURCHASE OPTION PLAN OR APPLICATION FOR SHARES

BRF - BRASIL FOODS S.A.

ÍNDICE GERAL

Plan General Guidelines		3
Plan		4
1.	Plan Objectives	4
2.	Definitions	4
3.	Shares Purchase Option Plan	5
3.1.	Eligibility	6
3.2.	Granting of Options	6
3.3.	Grace Period of the Shares Purchase Option Plan (Vesting)	7
4.	Additional Shares Purchase Option Plan	8
4.1.	Eligibility	8
4.2.	Granting of Options	8
4.3.	Grace Period of the Additional Shares Purchase Option Plan (Vesting)	9
5.	.Plan Management	10
6.	Actions	11
7.	Maximum Validity Term for the Exercise of Options	11
8.	Negotiation of Options and Shares	12
9.	Exercise of Options	12
10.	Option Price of Options and Payment Method	13
11.	Dismissal, Retirement, Permanent Invalidity or Death	14
12.	Society Restructure and Change in Number of Shares	14
13.	Miscellaneous	15

Plan General Guidelines

In order to offer an investment opportunity for the directors, statutory or not (“Beneficiaries”), of BRF — Brasil Foods S.A. (the “Company”) by increasing the level of attracting, retaining and motivating them, aligning the interests of Beneficiaries, shareholders and investors, it is implemented the plan option to purchase shares (the “Shares Purchase Option Plan”) in conjunction with an additional Shares purchase plan by the Beneficiaries with Options parity (the “Additional Shares Purchase Option Plan”), together with the Shares Purchase Option Plan the “Plan”, which shall comply with the following General Guidelines:

1.                                     Objectives. The Plan shall have the following objectives: (a) attract, retain and motivate the Beneficiaries, (b) generate value for the Company´s shareholders, and (c) support the vision of “owner”.

2.                                     Eligible Beneficiaries.The directors, statutory or not, of the Company and/or its Subsidiaries may be elected as beneficiaries of the Option grants pursuant to the Plan,   (the “Beneficiaries”).

3.                                     Grant. The Options grant by means of the Plan shall be annual, subject to the right of the Board of Directors not to grant any Options in the face of legal, statutory restrictions or limits set forth herein.The Shares Purchase Option Plan shall be based on results achieved by the Company, as previously defined by the Board of Directors.The granting of the Additional Shares Purchase Option Plan shall be based on the proportion between the amount expended by the Beneficiary to acquire Shares of the Company on stock exchange market in which the Company negotiates its Shares and the value of the Profit Sharing (PR) received by the Beneficiary of the Company and/or its Subsidiaries in the year of the Shares purchase.

4.                                     Option. The Beneficiary shall be granted options to purchase or subscribe Shares (“Options”). Each Option shall grant its holder the right to subscribe for a new Share or the purchase of a Share held in treasury.

5.                                     Term. The Plan shall enter into force from the date of its adoption by the Company General Meeting, and shall be effective for a period of 5 (five) years.

6.                                     Plan Management..The Plan shall be managed by the Board of Directors of the Company, within the limits set out in these General Guidelines and applicable law. It is granted to the Board of Directors to use the Compensation and Development Committee of Executives to support in the Plan management.The Board of Directors shall have, among others, the power to: (a) appraise and approve the recommendations as to the Beneficiaries and the number of Options granted in each year;(b) guarantee compliance with the rules of the Plan, and judge exceptional cases not provided for therein; (c) monitor the Plan operation, market practice and legislation, changing the rules applicable to the Plan described below, always within the limits established by the applicable law and the General Guidelines;(d) approve increases in the social capital of the Company, within the limit of authorized capital and/ or negotiate privately with Shares held in treasury to comply with obligations set forth herein;(e) change every year, the number of Options granted and not yet exercised; and (f) report to the market, CVM, SEC and BM & FBovespa the necessary information about the Plan.

7.                                     Decrease Limit. The Plan shall grant Options to Beneficiaries depending on the results achieved by the Company, being, however, that the Options granted by the Plan at any time shall not exceed, in aggregate, the maximum limit of 1.9% (One point nine percent) of the total number of Shares.

Plan

1.                                      Plan Objectives.

1.1. This Plan aims at establishing rules for the Beneficiaries of the Company, who subject to certain conditions, are able to purchase Shares by granting of Options, in order to:

(a)                                  Align interests of Beneficiaries, shareholders and investors;

(b)                                 Design the vision and long-term commitment between the Beneficiaries and the Company;

(c)                                  Encourage the vision of “owner” of the Beneficiaries;

(d)                                 Attract, retain and motivate the beneficiaries of the Company, and

(e)                                  Generate value for shareholders.

2.                                      Definitions.

2.1. The following terms used in capital letters hereunder either in singular or plural shall have the following definitions:

(a)                                  Share — These are nominal common shares which represent the social capital of the Company.

(b)                                 Parity Shares — These are Shares purchased by the Beneficiaries for participation in the Additional Option Plan.

(c)                                  Beneficiary — This is the director, statutory or not, of the Company and/or Subsidiaries, to whom Options may be granted.

(d)                                 Committee — This is the Committee constituted by the Board of Directors to assist in the Plan management.

(e)                                  Board of Directors — This is the Board of Directors, composed of members appointed by the Company General Meeting.

(f)                                    Grant Agreement — This is the individual agreement entered between the Company and the Beneficiary which shall govern, particularly and specifically, the terms and conditions of Options granted to the latter under this Shares Purchase Option Plan.

(g)                                 Additional Shares Purchase Option Agreement — This is the agreement entered between the Company and the Beneficiary which shall govern, particularly and specifically, the terms and conditions of Options granted under the Additional Shares Purchase Option Plan.

(h)                                 Subsidiary — This is every and each society in which the Company holds rights that ensure priority in the company decision making process; and/or power to elect a majority of its management; and/or power to run the company´s businesses.

(i)                                     General Guidelines — These are guidelines submitted and approved by the General Meeting which shall be complied by the Board of Directors and Committee, if formed, for the period of the Plan management.

(j)                                     Notice of Option - This is the notice of the Beneficiary´s intention to exercise Due Options.

(k)                                  Option Price — This is the amount to be paid in national currency for the exercise of each Option and shall be calculated in accordance with item 10.

(l)                                     Option — This is the possibility of the Beneficiary to subscribe or purchase Shares at the Option Price. Each Option grants to its holder the contingent right to subscribe and/or purchase one (1) Share, upon the exercise of the Due Option.

(m)                               Due Option— This is the option that met the conditions necessary to exercise preemptive subscription and/or purchase right of Shares, therefore they are able to be exercised.

(n)                                 Plan — This is the Shares Purchase Option Plan in combination with Additional Shares Purchase Option Plan managed by the Board of Directors and Committee, if formed, within the limits set forth by the applicable law and the General Guidelines.

(o)                                 Shares Purchase Option Plan — This is the plan to grant Options, based on results achieved by the Company.

(p)                                 Additional Shares Purchase Option Plan — This is the plan to grant Options to the Beneficiary by the Company based on the results achieved by the Company, the award of which is based on a parity relationship with the Shares purchased by such Beneficiary at the stock market in which the Company negotiates its Shares.

(q)                                 Company — This is BRF — Brasil Foods S.A.

3.                                      Shares Purchase Option Plan

3.1.                           Eligibility.

3.1.1. Beneficiaries shall be eligible to take part in the Shares Purchase Option Plan.

3.1.2. In order to dispel any doubt, eligibility to take part in Shares Purchase Option Plan does not represent: (a) any warrant to granting of Options, which shall depend on the results achieved by the Company, as established by the Board of Directors, and the appreciation of the Company´s business; (b) any equality or analogy obligation between the Beneficiaries of the same hierarchical position, and (c) any guarantee of stability to the position held by the Beneficiary.

3.1.3. Each Beneficiary must sign a participation agreement to the Shares Purchase Option Plan agreeing with all terms and conditions of the Plan.

3.2.                           Granting of Options.

3.2.1. Yearly, between February and May each year, the Board of Directors shall agree on the Beneficiaries on whose behalf options under the Shares Purchase Option Plan shall be granted, the Option Price of each Option and the conditions of its payment, terms and conditions of exercise of each Option and any other conditions related to such Options.

3.2.1.1. The granting of Options shall be based on (a) the achievement yearly by the Society of effective results and (b) the valuation of the Company´s business.

3.2.1.2. In order to dispel any doubt, there shall be no warrant for the annual grant of Options, which shall depend, among other factors, on the economic-financial feasibility of the annual grant of Options. In addition, any valuation of the Company´s business shall not necessarily cause the granting of Options.

3.2.1.3. At the sole discretion of the Board of Directors at the annual meeting called for the granting of Options may be determined not granting of Options.

3.2.2. The number of Options to be granted shall be determined by the Board of Directors in granting Options subject to the provisions herein.

3.2.3. The granting of Options under the Plan is accomplished by the execution of Grant Agreements between the Company and each of the Beneficiaries, which shall specify without prejudice to other conditions set forth by the Board of Directors or the Committee (as applicable):

3.2.3.1. (a) the amount of Options scope of the granting, (b) the conditions for receiving the right to exercise the Option, including grace periods; (c) the expiry date of the Options, (d) the Option Price and payment terms, and

(e) any other specific terms and conditions set forth by the Board of Directors, within the limits laid down in applicable law, General Guidelines and herein.

3.2.3.2. In order to dispel any doubt, the Granting Agreements shall be individual and may accordingly have different terms and conditions from one another, consistent with the sole discretion of the Board of Directors.

3.3.                           Grace Period of the Shares Purchase Option Plan (Vesting)

3.3.1.  The Options granted under the Shares Purchase Option Plan may be exercised by the beneficiaries, pursuant to minimum periods of grace hereunder:

(a)                                  Up to 1/3 (one third) of all Options may be exercised after one (1) year from the signature of the Granting Agreement;

(b)                                 Up to 2/3 (two thirds) of all Options may be exercised after 2 (two) years from the signature of the Granting Agreement, and

(c)                                  All Options may be exercised after three (3) years from the signature of the Granting Agreement.

3.3.1.1. Upon elapsing of the minimum deadlines stated above, which may be extended at the sole discretion of the Board of Directors in the Granting Agreement, exercisable Options shall be considered Due Options, and thus having the Beneficiary become entitled to exercise them at its discretion, respecting the maximum expire date of the Options set out in item 7, below.

4.                                      Additional Shares Purchase Option Plan

4.1. Eligibility.

4.1.1. Beneficiaries shall be eligible to take part in the Additional Shares Purchase Option Plan.

4.1.2.In order to dispel any doubt, eligibility to take part in Additional Shares Purchase Option Plan does not represent: (a) any warrant to granting of Options, which shall depend on the results achieved by the Company, b) any equality or analogy obligation between the Beneficiaries of the same hierarchical position, (c) any guarantee of stability to the position held by the Beneficiary (d) any guarantee of participation in the subsequent Additional Shares Purchase Option Plan.

4.1.3. Each Beneficiary shall sign a participation agreement to the Additional Shares Purchase Option Plan agreeing with all terms and conditions of the Additional Shares Purchase Option Plan.

4.2.                           Granting of Options.

4.2.1. Within 30 (thirty) days after signature of the annual participation agreement to the Additional Shares Purchase Option Plan, to the Beneficiary to purchase shares at the stock exchange market at which the Company negotiates its shares, Options shall be granted according to the proportion between the amount spent by the eligible participant to purchase shares of the Company at the stock exchange market on which the Company negotiates its shares and the value of profit-sharing received by the Beneficiary of the Company or the Subsidiary, as applicable in the purchase year.

4.2.1.1. To the Beneficiaries who spend a proportionate amount higher or equal to 50% of net profit-sharing, Options equivalent to 2 times the number of parity shares shall be granted.

4.2.1.2. To the Beneficiaries who spend a proportionate amount higher or equal to 25% but less than 50% of net profit-sharing, Options equivalent to 1 time the number of parity shares shall be granted.

4.2.1.3. To the Beneficiaries who spend a proportionate amount of less than 25% of the net profit- sharing, Options equivalent to 0.5 times the number of parity shares shall be granted.

4.2.1.4. In order to dispel all doubts, the number of Options to be granted in the event of non-integers shall be rounded off to the nearest whole number so that the number of Options is always an integer.

4.2.2. The Beneficiary, after the purchase at the stock exchange market on which the Company negotiates its shares ,shall show the purchase of Shares until the end of the period for the purchase of Parity Shares, as set out in section 4.2.1. above, upon delivering to the Company of the corresponding brokerage notes and sign the individual agreement of granting of option (the “Additional Shares Purchase Option Agreement”).In order to dispel any doubt, the Additional Shares Purchase Option Agreement may only be signed between the Company and its Beneficiary in the months between February and May each year.

4.2.2.1. The Additional Shares Purchase Option Agreement shall necessarily comprise: (a) the commitment by the Beneficiary of not negotiating Parity Shares by minimum deadlines set forth in Section 4.3.2. as follows; (b) the number of Options to be granted, (c) the conditions for receiving the right to exercise the Option, including grace periods; (d) the expiry date of the Options, (e) the Option Price and payment terms, and (f) any other specific terms and conditions set forth by the Board of Directors, within the limits laid down in the applicable law, General Guidelines and the Plan.

4.3. Grace Period of the Additional Shares Purchase Option Plan (Vesting)

4.3.1.                    Grace Period of Options. The Options granted under the Additional Shares Purchase Option Plan shall be exercised by the Beneficiaries, pursuant to the following provisions:

(a) Up to 1/3 of all Options may be exercised after one (1) year after signature of the Additional Shares Purchase Option Agreement, as set forth in Section 4.3.2. below;

(b) Up to 2/3 of all Options may be exercised after two (2) years after the signature of the Additional Shares Purchase Option Agreement, as set forth in Section 4.3.2. below, and

(c) All Options may be exercised within three (3) years after the signature of the Additional Shares Purchase Option Agreement, as set forth in Section 4.3.2. below.

4.3.2.                    Validity of the Commitment of Non-Negotiation of Parity Shares. The granting of Options of the Additional Shares Purchase Option Plan has as prerequisite the commitment of non-negotiation of the Beneficiary´s parity shares.The commitment of non-negotiation of the parity shares shall be effective for a minimum period of 3 (three) years, being partially extended pursuant to the following deadlines:

(i) After 1 (one) year from the date of signature of the Additional Shares Purchase Option Agreement up to 1/3 of parity shares may be negotiated by the Beneficiary;

(ii) After 2 (two) years from the date of signature of the Additional Shares Purchase Option Agreement until 2/3 of parity shares may be negotiated by the Beneficiary, and

(iii) After 3 (three) years from the date of signature of the Additional Shares Purchase Option Agreement, all the parity shares can be negotiated by the Beneficiary.

4.3.2.1. In order to dispel any doubt:

(a) in the event of default by the Beneficiary of the non-negotiation of parity shares, the Additional Shares Purchase Option Agreement shall be terminated with cause and all options granted by the Additional Shares Purchase Option Agreement shall be canceled, including, but not limited to the Due Options.Such termination shall not entail any Beneficiary´s indemnity right either of the Company and/or the Subsidiaries, and

(b) it is included in the hypotheses of negotiation: (i) establishment of any liens and/or encumbrances of any nature on the parity shares, (ii) the sale, assignment, transfer, exchange and/or any form of transfer of parity shares under any circumstance or premise, (iii) the rent of Parity Shares.

5.                                      .Plan Management

5.1. The Plan management shall be under the responsibility of Board of Directors of the Company, which may, at its sole discretion, use the Compensation and Development Committee of Executives to assist them.

5.2. The Board of Directors will have  extensive powers to take all necessary measures to implement and/or amend the Plan, within the limits laid down in the applicable law and the General Guidelines. Among the powers of the Board of Directors are, without limitation, including extensive powers to:

(a)                                  Analyze, approve the recommendations concerning the Beneficiaries, as well as the number of Options granted;

(b)                                 Ensure compliance with the rules of the Plan, and to judge cases and not provided for therein;

(c)                                  Perform the grants of Options of the Plan annually;

(d)                                 Monitor the operation of the Plan, market practice and legislation changing the rules applicable to the Plan within the limits set forth by the applicable law and General Guidelines,

(e)                                  Propose adjustments to the General Guidelines which shall be submitted for approval by the General Meeting;

(f)                                    Approve raises in the social capital of the Company, within the limit of authorized capital and/or negotiate privately with shares held in treasury to comply with the obligations set out in the Plan, and

5.3.             In order to dispel any doubt, any amendments to the Plan by the Board of Directors shall affect Options already granted (provided that the respective Granting Agreements and/or Additional

Option) as well as those to be granted, except for the Due Options, which may have their terms and conditions changed only by amendment to the Granting Agreement or Additional Shares Purchase Option Agreement by the Company and signed by the Beneficiary, except as provided in Section 5.3.1. below and amendments in the applicable law.

5.3.1. The Board of Directors, in order to preserve the objectives of the Plan set out in item 1 above, may,provided that the respective Granting Agreements and/or Additional Shares Purchase Option Agreement: (a) change, annually, the number of Options granted and not yet exercised, and/or (b) change the option price of Options not yet exercised taking into account factors that impact significantly on the price of the Shares on stock exchanges, such as: (i) decisions of the Board of Directors, (ii) decisions of the General Meeting; and (iii) market factors unrelated to the intention of the Company and/or Subsidiaries.

6.                                      Actions.

6.1. Shall be object of this Plan nominal common shares representing the social capital of the Company (the “Action”) which shall ensure to their holders the same rights and obligations set out for the remaining shares issued by the Company.

6.2. Each Option shall grant to its holder, once exercisable pursuant to item 3.3 and 4.3 above, the right to purchase or subscribe for one (1) Share.

6.3. In order to address the Options, the Board of Directors may, in accordance with the Law and specific regulations (namely the Instruction CVM Number 390/03 and Law 6404/76, as amended), proceed with the issuance of new Shares within the limits of capital authorized or negotiate privately shares held in treasury.

6.3.1. In any event at any time, the number of Options granted may not exceed in aggregate, 1.9% (One point nine percent) of the total number of Shares of the Company.

6.4. In order to dispel all doubt, in accordance with § 3 of article 171 of Law No. 6.404/76, there shall be no preferential right to grant and/or to exercise the Options.

7.                                      Maximum Validity Term for the Exercise of Options.

7.1.  All Options shall be exercised by the Beneficiary within the maximum validity term of 5 (five) years after the signature of the Grant Agreement or the Additional Shares Purchase Option Agreement, as applicable.

7.1.1. The Options not exercised within a maximum term shall be canceled and the Beneficiary shall have no more right to complain of the Company and/or the Subsidiaries with regard to such Options.

8.                                      Negotiation of Options and Shares

8.1. The Options, including the Due Options, granted to the Beneficiaries are individual and non-transferable, except in case of succession upon Beneficiary´s death, in which the provisions of item 11 below shall apply.

8.2. It is expressly forbidden for the Beneficiaries to execute financial operations of derivatives tied or related to their Options.

8.3. If there is no legal restriction, the Beneficiaries may freely negotiate the Shares purchased by exercise of Due Options.

8.4. Whereas that the Company is registered in the segment of Novo Mercado [New Market] of BM&FBovespa, in compliance with the rules of the Novo Mercado, the Beneficiaries shall report quarterly the negotiation on the Shares of the Company, be the purchase either by the exercise of Due Options or transfer, under any circumstance or premise, the Shares purchased by exercising of Due Options.

9.                                      Exercise of Options.

9.1. The Beneficiary may exercise all or part of the Due Options, at any time, subject to the maximum of validity term as described in item 7 above, by an express notice in writing of their intention to exercise their Due Options (the “Notice of Exercise”).

9.1.1. The Notice of Exercise shall be in accordance with the communication model to be included in the Granting Agreement or Additional Shares Purchase Option Agreement, as applicable, and shall contain: (a) the number of Due Options that the Beneficiary intends to exercise; and (b) payment method, in accordance with the alternatives allowed under the Granting Agreement or the Additional Shares Purchase Option Agreement, as applicable.

9.1.2. The Notice of Exercise may be filed within 30 days after publication of the Annual Financial Statements.

Upon failure of exercising the right within the previously mentioned term, the Beneficiary may do so within 30 days after the disclosure to the CVM of the Financial Statements of the Third Quarter.

9.2. Not observed any legal impedimens, the Board of Directors at a regular monthly meeting immediately following receipt of the Notice of Exercise, shall promote a raise of social capital of the Company within the limit of authorized capital, or shall execute all necessary actions to authorize the private negotiation of Shares held in treasury in order to grant the Beneficiary with Shares relating to exercised Due Options.

9.2.1. The option exercise, executed under the terms of this Section 9, shall be formalized by entering of a Shares Subscription Term; Shares Purchase and Sale Agreement, or any other document as may be determined by the Board of Directors and/or financial institution in charge of bookkeeping of the Shares, which shall necessarily contain, the following information: (a) the number of Shares purchased or subscribed, (b) the Option Price, and (c) the payment method;.

9.2.2. The Company shall execute all acts necessary in order to register the Shares subscribed or purchased by the Beneficiary at the financial institution in charge of the bookkeeping of the Shares.

9.2.3. The Shares purchased or subscribed shall be entitled to dividends and other earnings as if they had been purchased on the same date, at BM&FBovespa.

10.                               Option Price of Options and Payment Method.

10.1. The Option Price shall be determined by the Board of Directors and be equal to the average closing price of Shares in 20 biddings prior to signing of the Granting Agreement or the Additional Shares Purchase, as applicable.

10.1.1. The Option Price shall be adjusted monthly by the IPCA, or any other rate chosen by the Board of Directors, until the month prior to mailing of the Notice of Exercise of Due Options.

10.2. Payment can be made by the Beneficiary within 5 (five) business days after registration of the Shares on their behalf, provided the Beneficiary is using the net balance of negotiation of the Shares purchased by exercising the Options to pay the Option of Exercise.

11.                               Dismissal, Retirement, Permanent Invalidity or Death.

11.1. In case of dismissal of the Beneficiary, the following shall be observed:

11.1.1. In the event of dismissal be voluntary or by means of initiative of the Company unfairly, the Due Options shall have their validity term anticipated and shall be exercised within a maximum of 30 (thirty) days of notice of dismissal; and the Options not yet due shall be canceled.

11.1.2. In the event of the dismissal be initiated by the Company fairly, all Options granted to the Beneficiary, including but not limited to the Due Options shall be canceled after the dismissal notice.

11.1.3. Options canceled as provided in items 11.1.1. and 11.1.2 above shall grant no liability of any compensation to the Beneficiary.

11.1.4. Grant Agreements or Additional Shares Purchase Option Agreements shall be terminated from the date of the Beneficiary´s dismissal, and such termination shall not grant any right of compensation to the Beneficiary.

11.1.5. Provisions of item 11.1,. in the case of executive officers not re-elected to their respective positions shall not be applied, provided they remain in the Company´s employees board and/or the Subsidiaries, in which the Granting Agreements or the Additional Shares Purchase Option Agreement, as applicable, shall remain effective with the same terms and conditions.

11.2. In case of retirement for period of service or permanent inability of the Beneficiary, the Due Options may be exercised within the expiration date set forth in the Granting Agreement or the Additional Shares Purchase Option Agreement; as applicable, and the Options which are not yet due shall automatically be considered Due Options, immediately exercisable within the validity term set forth in the Granting Agreement or the Additional Shares Purchase Option Agreement, as applicable.

11.3.  Upon Beneficiary´s death, the Options shall be transferred to the their heirs and/or legatees of the Beneficiary, and the Due Options may be exercised within a new validity term of 12 (twelve) months from the date of the Beneficiary´s death; and the Options which are not yet exercisable shall be considered immediately granted and Due Options, and may be exercised within the validity term of 12 (twelve) months from the date of the Beneficiary´s death.

12.                               Society Restructure and Change in Number of Shares.

12.1. In the event of society restructure, whether by merger, consolidation or transformation of the Company, or in the event of exit of the Society from the Novo Mercado segment, the Management Council shall act on the effects of the society restructure for the Options granted until the date of the event.

12.2. In the event of change in the number of Shares, whether by grouping, splitting or bonus Shares, the Options and the Option Price may also be adjusted at the discretion of the Management Council in order to avoid distortion and damage to the Company and/or Beneficiaries.

13.                               Miscellaneous.

13.1. The Plan shall enter into force upon its approval by the General Meeting being effective for a maximum term of 5 (five) years.

13.1.1. In order to dispel any doubt, the termination of the Plan within five (5) years shall not result in the cancellation of any Options granted during the validity of the Plan, which shall remain valid until the end of its validity, except the assumptions provided in this Plan of anticipated date of maturity.

13.2. Any dispute arising out from this Plan shall be settled in arbitration proceedings under the Rules of Arbitration of the Market Arbitration Chamber in accordance with Article 46 of the Bylaws of the Company.

13.3. This Plan shall have the same effectiveness of a Shareholders´ Agreement, and shall be recorded in the corporate records of the Company for all purposes of article 118 of Law No. 6.404/76.